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Security Benefit Life Insurance Company                700 SW Harrison St.
Security Benefit Group, Inc.                           Topeka, Kansas 66636-0001
Security Distributors, Inc.                            (785) 431-3000
Security Management Company, LLC

March 3, 2000


Security Income Fund
700 Harrison Street
Topeka, KS 66636-0001


Subj:  Security Income Fund, Diversified Income Series


Dear Sir or Madam:

As counsel to Security Management Company, LLC, Security Income Fund's investment manager, I am familiar with the business operations, practices and procedures of Security Income Fund (the "Company"). In connection with the acquisition of Corporate Bond Series and Limited Maturity Bond Series of the Company by Diversified Income Series, another Series of the Company, the Company will issue shares of its common stock. Such shares will be registered on a Form N-14 registration statement (the "Registration Statement") to be filed by the Company with the Securities and Exchange Commission.

I have examined various corporate records of the Company as I have deemed necessary to give this opinion. On the basis of the foregoing, it is my opinion that the shares of common stock of the Company being registered under the Securities Act of 1933 in the Registration Statement have been duly authorized and will be legally and validly issued, fully paid, and non-assessable by the Company upon transfer of the assets of Corporate Bond Series and Limited
Maturity Bond Series pursuant to the terms of the Agreement and Plan of Reorganization included in the Registration Statement.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Sincerely,

AMY J. LEE

Amy J. Lee, Esq.
Secretary
Security Income Fund